Jassmin McIver-Jones
Assistant Vice President
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

May 7, 2024

Mr. Alberto Zapata
Senior Counsel
Disclosure Review and Account Office
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M
      The Lincoln National Life Insurance Company
File No: 333-276970; 811-08557; CIK: 0001048607
      Initial Registration Statement, Form N-6
      Lincoln  MoneyGuard Market Advantage® 2024

Dear Mr. Zapata:

This letter is in response to the comments received by telephone May 6, 2024.  The attached prospectus pages for Lincoln MoneyGuard Market Advantage® 2024 are blacklined to reflect the changes requested.

1.	Special Terms: (pgs. 3-5) Please add all additional terms within the Rider Charges section to the Special Terms section.

Response: We have revised accordingly and provided all additional terms.

2.	Rider Charges – (p. 27). Please describe the Base and Excess Charge rates.

Response: We have revised accordingly.

Thank you for your attention to this filing, and your review and comments. Please call me at the number provided above with any questions or additional comments.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones

SPECIAL TERMS
The following terms may appear in your prospectus and are defined below:

7-Pay Test—A test that compares actual paid Premium in the first seven years against a pre-determined Premium amount as defined in 7702A of the Code.
1933 Act—The Securities Act of 1933, as amended.
1940 Act—The Investment Company Act of 1940, as amended.
Accumulation Value (Total Account Value)—An amount equal to the sum of the Fixed Account Value, the Separate Account Value, and the Loan Account Value.
Administrative Fee—The fee which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including Premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.
Attained Age—An Insured’s Issue Age (shown in the Policy Specifications) plus the number of completed Policy Years.
Base LTC Limit Value— Is the initial LTC Benefit Limit on the Policy Date (as shown on your Policy Specifications) that increases and decreases with the Specified Amount after the Policy Date.
Beneficiary—The person(s) designated to receive the Death Benefit Proceeds.
Cash Value Accumulation Test—A provision of the Code that requires that the death benefit be sufficient to prevent the Accumulation Value from ever exceeding the net single Premium required to fund the future benefits under the Policy.
Chronically Ill—Long-Term Care Benefits Rider—The Insured has been certified within the preceding 12 months as being unable to either perform (without substantial assistance) at least two activities of daily living for at least 90 consecutive days (i.e. bathing, continence, dressing, eating, toileting and transferring); or requires substantial supervision due to severe cognitive impairment.
Code—Internal Revenue Code of 1986, as amended.
Cost of Insurance Charge—This charge is the portion of the Monthly Deduction designed to compensate the Company for the anticipated cost of paying death benefits in excess of the policy value. It is determined by multiplying the Policy’s Net Amount at Risk by the Cost of Insurance rate.
Covered Services—Services that are eligible for reimbursement under the Long-Term Care Benefits Rider.
Death Benefit Proceeds—The amount payable to the Beneficiary upon the death of the Insured. Loans, loan interest, Partial Surrenders, and overdue charges, if any, are deducted prior to payment of the Death Benefit Proceeds. Riders may impact the amount payable as Death Benefit Proceeds in your Policy.
Debt—The sum of all outstanding loans and accrued interest. May also be referred to as Indebtedness in your Policy.
Eligible Policy—A Policy with the Benefit Transfer Rider or another rider issued by us that allows the use of the policy’s Death Benefit Proceeds to purchase an additional death benefit and long-term care benefit under the Beneficiaries own Eligible Policy. The policy and rider must both be in-force to be considered an Eligible Policy.
Fixed Account—An allocation option under the Policy, which is a part of our General Account, to which we credit a guaranteed minimum interest rate.
Fixed Account Value—An amount equal to the value of amounts allocated or transferred to the Fixed Account, plus interest credited, and less any deductions or Partial Surrenders.
Full Surrender—The withdrawal of all applicable policy values.
Good Order—The actual receipt of the requested transaction in writing (or other form subject to our consent) along with all information and supporting legal documentation necessary to effect the transaction.
Grace Notice—Written notice to you (or any assignee or other designee of record) that your Policy will terminate unless we receive payment of Premiums (or payment of Debt on Policy Loans). The Grace Notice will state the amount of Premium Payment (or payment of Debt on Policy Loans) that must be paid to avoid termination of your Policy.

Grace Period—The period during which you may make Premium Payments (or repay Debt) to prevent Policy Lapse. That period is the later of (a) 31 days after the Grace Notice was mailed, and (b) 61 days after the Monthly Anniversary Day on which the Policy enters the Grace Period.
Indemnity Choice Option—Long-Term Care Benefits Rider – The Owner elects an Indemnity benefit payment that will be paid each month during the claim occurrence without regard to the number of days of services received or the actual expenses incurred.
Insured—The person on whose life the Policy is issued.
Licensed Health Care Practitioner—Long-Term
Care Benefits Rider – A physician, as defined in Section 1861(r)(1) of the Social Security Act, a registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury. The health care practitioner must be acting within the scope of his/her license when providing any Covered Service or performing necessary functions or actions and cannot be an immediate family member.
Loan Account (Loan Collateral Account)—The account in which policy Debt accrues once it is transferred out of the Sub-Accounts and/or the Fixed Account. The Loan Account is part of our General Account.
Loan Account Value—An amount equal to any outstanding Policy Loans, including any interest charged on the loans. This amount is held in the Company’s General Account.
LTC Base Charge Rate—~~is the~~Isa monthly charge for the ~~benefit based on Specifiedbas~~e benefit of the Long- ~~Amoun~~tTerm Care Benefits Rider (as shown in your Policy Specifications).
LTC Benefit Limit—Is the benefit amount available under the Long-Term Care Benefits Rider on any date after the Policy Date.
LTC Excess Charge Rate—~~is the~~Isa charge for ~~additional benefits based on the~~ excess benefits of the Long-Term Care Benefits Rider. It is charged in any months when the Policy~~’Accumulation Values~~ Accumulation Value is sufficient to provide additional LTC benefits above the base benefit to the extent the LTC Benefit Limit is greater than the Base LTC Limit Value (as shown on your Policy Specifications).
Market Benefit Floor~~—a value used to calculate your LongI~~s the Accumulation Value amount at which~~-Term Care benefits~~ time the LTC Benefit Limit would exceed the Base LTC Limit Value.
Market LTC Limit Value—Is the portion of the LTC Benefit Limit Value that increases and decreases daily based on the Policy’s Accumulation Value increasing and decreasing.
Market Timing Procedures—Policies and procedures from time to time adopted by us as an effort to protect our Owners and the funds from potentially harmful trading activity.
Modified Endowment Contract (MEC)—A life insurance policy that meets the requirements of Section 7702 and fails the “7-Pay Test” of 7702A of the Code. If the policy is a MEC, withdrawals and loans from your Policy will be treated first as income and then as a recovery of Premium Payments.
Monthly Anniversary Day—The Policy Date and the same day of each month thereafter. If the day that would otherwise be a Monthly Anniversary Day is non- existent for that month, or is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day. The Monthly Deductions are made on the Monthly Anniversary Day.
Monthly Deduction—The amount of the monthly charges for the Cost of Insurance Charge, the Administrative Fee, and charges for riders to your Policy.
Net Amount at Risk—The death benefit minus the greater of zero or the Accumulation Value. The Net Amount at Risk may vary with investment performance, Premium Payment patterns, and charges.
Net Premium Payment—An amount equal to the Premium Payment, minus the Premium Load.
Non-Guaranteed Elements (NGEs)—Any element within this Policy that affects the costs or values of the Policy and which may be changed at our discretion after this Policy is issued. NGEs include the Cost of Insurance Rates, Mortality and Expense Risk (“M&E”) Charge, Asset Charge, Premium Load, Monthly Administrative Fee, Partial Surrender Fee, and interest rate used to credit the Fixed Account.
Owner—The person or entity designated as Owner in the Policy Specifications unless a new Owner is thereafter named, and we receive written notification of such change.

Partial Surrender—A withdrawal of a portion of your policy values.
Planned Premium—The amount of periodic Premium (as shown in the Policy Specifications) you have chosen to pay the Company on a scheduled basis. This is the amount for which we send a Premium reminder notice.
Policy Anniversary—The same date (month and day) each Policy Year equal to the Policy Date, or the next Valuation Day if the Policy Anniversary is not a Valuation Day or is nonexistent for the year.
Policy Date—The date (shown on the Policy Specification pages) on which life insurance begins if the necessary Premium has been paid.
Policy Lapse—The day on which coverage under the Policy ends as described in the Grace Period.
Policy Loan—The amount you have borrowed against the Surrender Value of your Policy.
Policy Loan Interest—The charge made by the Company to cover the cost of your borrowing against your Policy.
Policy Month— The period from one Monthly Anniversary Day up to, but not including, the next Monthly Anniversary Day.
Policy Specifications—The pages of the Policy which show your benefits, Premium, costs, and other policy information.
Policy Year—Twelve month period(s) beginning on the Policy Date and extending up to but not including the next Policy Anniversary.
Premium (Premium Payment)—The amount paid to us for a life insurance policy.
Premium Load—A deduction from each Premium Payment which covers certain policy-related state and federal tax liabilities as well as a portion of the sales expenses incurred by the Company.
Protected LTC Benefit Value—When the Value Protection Rider is in force, it is used as one of the factors to determine the LTC Benefit Limit under the Long-Term Care Benefits Rider.
Purchase Date—The date we approve a Beneficiary’s Election to use Death Benefit Proceeds, under the Benefit Transfer Rider or a similar rider by us, to purchase the Rider Benefit or similar benefit under an Eligible Policy.
Reduction in Specified Amount—A decrease in the Specified Amount of your Policy.
Reimbursement Option—Long-Term Care Benefits Rider – The Owner elects to receive benefit payments based on receipts for Covered Services that are submitted during the claim occurrence. The total benefit payments in any month cannot be greater than the Maximum Monthly LTC Benefit Amount for the Reimbursement Option.
Rider Benefit—A death benefit and long-term care benefit purchased under the Benefit Transfer Rider.
Right to Examine Period—The period during which the Policy may be returned to us for cancellation.
SAI—Statement of Additional Information.
SEC—The Securities and Exchange Commission.
Separate Account Value (Variable Accumulation Value)—An amount equal to the values in the Sub- Accounts.
Specified Amount (Initial Specified Amount)—The amount chosen by you which is used to determine the amount of death benefit and the amount of rider benefits, if any. The Specified Amount chosen at the time of issue is the “Initial Specified Amount”. The Specified Amount may be increased or decreased after issue if allowed by and described in the Policy.
Sub-Account(s)—Divisions of the Separate Account created by the Company to which you may allocate your Net Premium Payments and among which you may transfer Separate Account Values.
Surrender Charge—The charge we may make if you request a Full Surrender of your Policy or request a Reduction in Specified Amount. The Surrender Charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. A schedule of Surrender Charges is included in each Policy.
Surrender Value—An amount equal to the Accumulation Value less any applicable Surrender Charge, less Debt.
Underlying Fund—The mutual fund the shares of which are purchased for all amounts you allocate or transfer to a Sub-Account.
Valuation Day—Each day on which the New York Stock Exchange is open and trading is unrestricted.
Valuation Period—The time between Valuation Days.

will never be calculated at a rate higher than the maximum Cost of Insurance Charge shown in “Table II: Periodic Charges Other Than Fund Operating Expenses” in this prospectus.

Mortality and Expense Risk Charge
We may assess a monthly Mortality and Expense Risk Charge (“M&E”) as a percentage of the Policy’s Separate Account Value as of the date the Monthly Deduction is made. The mortality risk assumed is that the Insured may live for a shorter period than we originally estimated. The expense risk assumed is that those expenses incurred in issuing and administering the Policies that are supported by the policies Separate Account value will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 1.5% in all Policy Years. We reserve the right to charge, but guarantee it will not exceed the maximum rates as shown in the “Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses” table of this prospectus.

Asset Charge
We may assess a monthly Asset Charge as a percentage of the Policy’s Fixed Account Value and the Loan Account Value as of the date the Monthly Deduction is made. This Asset Charge covers the risk that those expenses incurred in issuing and administering the Policies that are supported by the policies Fixed Account Value and the Loan Account Value will be greater than we originally estimated. The charge is guaranteed not to exceed an effective annual rate of 1.5% in all Policy Years.

Administrative Fee
There is a monthly Administrative Fee, (as shown in the “Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses” table of this prospectus and reflected as the “Guaranteed Maximum Monthly Administrative Fee” in the Policy Specifications), which compensates the Company for administrative expenses associated with policy issue and ongoing policy maintenance including but not limited to premium billing and collection, policy value calculation, confirmations, and periodic reports. It will apply for no longer than the first 20 Policy Years from the Policy Date or increase in Specified Amount, a per $1,000 charge which varies with the Insured’s issue age and gender. This charge will never exceed $1.253 per month per $1,000 of Initial Specified Amount or increase in Specified Amount. We reserve the right to change this charge, but guarantee it will not exceed the maximum rates as shown in the “Periodic Charges Other Than Annual Underlying Fund Fees and Operating Expenses” table of this prospectus.

Policy Loan Interest
If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual effective interest rate is 3% in all years. The amount of your loan, plus any accrued but unpaid interest, is added to your outstanding Policy Loan balance. We will credit 1% interest on the Loan Account Value in all Policy Years.

Rider Charges
The following paragraphs describe the charges for the riders listed below. The features of the riders available with this Policy and any limitations on the selection of riders are discussed in the section headed “OTHER BENEFITS AVAILABLE UNDER THE POLICY”.
Long-Term Care Benefits Rider. There is a monthly rider charge on any Monthly Anniversary Day on which the Insured is not receiving LTC benefits. It is equal to (a) multiplied by (b) plus (c) multiplied by (d) where:
(a)	is the LTC Base Charge Rate, used to calculate the charge for the benefit based on Specified Amount, shown in the Policy Specifications;
(b)	is the Base LTC Limit Value on the Policy’s Monthly Anniversary Day, divided by 1,000;

(c)	is the LTC Excess Charge Rate, used to calculate the charge for additional benefits based on the Accumulation Value, shown in the Policy Specifications; and
(d)	is the LTC Benefit Limit on the Policy’s Monthly Anniversary Day minus the Base LTC Limit Value on the Policy’s Anniversary Day, divided by 1,000.
As of the date a claim is approved, and for the duration of the claim, (d) above will read as follows:
(d) is the greater of the Base LTC Limit Value or the Protected LTC Limit Value, if any, on the Policy’s Monthly Anniversary Day, minus the Base LTC Limit Value on the Policy’s Monthly Anniversary Day, divided by 1,000.
~~Every Policy is issued with a LTC Base Limit Value basedL~~TC benefit charges occur monthly. ~~on your Specified Amoun~~tThere is always a monthly charge for the base benefit, which ~~will be subject to a LTC Base Charge that does not vary from month to month unless there is an increase or decrease in Specified Amoun~~tis noted in the Policy Specifications. ~~The LTC Benefit Limit may result in~~ There may be an additional charge for excess benefits in any month when the Policy~~’additional LTC Benefits above the Base LTC Limit Value based on the Accumulation Values~~ Accumulation Value is sufficient to provide additional LTC benefits above the base benefit. ~~This potential excess LTC Benefit Limit will be subject~~ Accumulation Value growth would occur from a combination of premiums paid and Sub-~~to the~~ Account value according to investment performance of the Underlying Funds, (see the Long-~~LTC Excess~~ Term Care Benefits Rider section of this Prospectus for more details on the LTC benefits)~~Charge Rate~~.
~~To~~
~~determine when the LTC Benefit Limit is above the Base LTC Limit Value this occurs when your Accumulation Value~~
~~is higher than the Market Benefit Floor shown in your Policy Specifications.~~
Rider charges are not impacted by the Indemnity or Reimbursement Option chosen.
~~Rider charges and costs vary based on individual characteristics of the Insured. Please refer to the “Long-Term Care Benefit Rider” of this prospectus for more information and benefit options available.~~
YOUR INSURANCE POLICY
Your Policy is a life insurance contract that provides for a death benefit payable on the death of the Insured. The Policy and the application constitute the entire contract between you and Lincoln Life.
The Policy includes Policy Specifications pages. These pages provide important information about your Policy such as: the identity of the Insured and Owner; Policy Date; the Initial Specified Amount; issue age; Planned Premium Payment; Surrender Charges; expense charges and fees; and guaranteed maximum cost of insurance rates.
Note: The Policy Specifications pages (and any specifications pages relating to riders you may purchase) reference certain dates that are very important in understanding when your coverage begins and ends, when certain benefits become available and when certain rights or obligations arise or terminate. Generally, terms such as “Policy Date”, “Effective Date” or “Policy Effective Date” (or “Rider Date”, “Rider Effective Date”) refer to the date that coverage under the Policy (or rider) becomes effective and is the date from which Policy Years, Policy Anniversary and ages are determined. Terms such as “Issue Date” or “Policy Issue Date” (or “Rider Issue Date”) generally refer to when we print or produce the Policy (or rider), but such dates may have importance beyond that date. For example, the period of time we may have to contest a claim submitted in the first couple years of the Policy will typically start on the date the Policy is issued and not the date the Policy goes into effect. Please read your Policy carefully and make sure you understand which dates are important and why.
When your Policy is delivered to you, you should review it promptly to confirm that it reflects the information you provided in your application. If not, please notify us immediately.
The Policy is nonparticipating. This means that no dividends are payable to you. In addition, your Policy does not share in the profits or surplus earnings of the Company.
Before purchasing the Policy to replace, or to be funded with proceeds from an existing life insurance policy or annuity, make sure you understand the potential impact. The Insured will need to prove current insurability and